UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

flyExclusive, Inc.
(Name of Issuer)
Class A common stock, par value $0.0001 per share
(Title of Class of Securities)
26846A100
(CUSIP Number)

Joshua L. Targoff
Third Point LLC
55 Hudson Yards
New York, NY 10001
(212) 715-3880
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 27, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 26846A100
1	NAMES OF REPORTING PERSONS Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,389,499 (including 367,499 shares of Class A Common Stock issuable upon the exercise of warrants of the Issuer)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,389,499 (including 367,499 shares of Class A Common Stock issuable upon the exercise of warrants of the Issuer)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,389,499 (including 367,499 shares of Class A Common Stock issuable upon the exercise of warrants of the Issuer)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.90%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. 26846A100
1	NAMES OF REPORTING PERSONS Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,389,499 (including 367,499 shares of Class A Common Stock issuable upon the exercise of warrants of the Issuer)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,389,499 (including 367,499 shares of Class A Common Stock issuable upon the exercise of warrants of the Issuer)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,389,499 (including 367,499 shares of Class A Common Stock issuable upon the exercise of warrants of the Issuer)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.90%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Statement on Schedule 13D (this “Schedule 13D”) is being filed with the U.S. Securities and Exchange Commission (“SEC”) with respect to the Class A common stock, $0.0001 par value per share (the “Common Stock”) of flyExclusive, Inc., the successor entity of EG Acquisition Corp. (the “Issuer”). Third Point LLC, a Delaware limited liability company (the “Management Company”), and Daniel S. Loeb (“Mr. Loeb” and, together with the Management Company, the “Reporting Persons”) have previously filed a Schedule 13G (the “Schedule 13G”) with the SEC, related to their investment in the Issuer, on June 9, 2023.
Item 1. Security and Issuer.
This Schedule 13D relates to the shares of Common Stock, of the Issuer. The Issuer’s principal executive offices are located at 375 Park Avenue, 24th Floor, New York, NY 10152.
Item 2. Identity and Background.
(a) This Schedule 13D is being filed by the Reporting Persons.
(b) The principal business address of the Reporting Persons is 55 Hudson Yards New York, New York 10001.
(c) The principal business of the Management Company is to serve as investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the “Funds”), and to control the investing and trading in securities of the Funds. The principal occupation of Mr. Loeb is serving as Chief Executive Officer of the Management Company.
(d) (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Loeb is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
The Funds expended an aggregate of $9,467,339 of their own investment capital to acquire the 1,389,499 shares of Common Stock held by them.
The Reporting Persons and Funds may effect purchases of shares of Common Stock through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.
Item 4. Purpose of Transaction.
The Reporting Persons originally acquired the securities reported herein for investment purposes.
Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.
The Reporting Persons intend to review their investment in the Issuer’s shares of Common Stock (or derivatives with respect thereto) on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares, conditions in the securities markets, general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock (or derivatives with respect thereto) or selling some or all of their shares of Common Stock (or derivatives with respect thereto). The response under Item 6 below is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.
(a) On the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 1,389,499 shares of Common Stock held by the Funds, including (including 367,499 shares of Class A Common Stock issuable upon the exercise of warrants of the Issuer) (such shares, the “Shares”). The Shares represent approximately 7.90% of the Issuer’s Common Stock outstanding. Calculations of the percentage of Common Stock beneficially owned assumes 17,592,475 (including 367,499 shares of Class A Common Stock issuable upon the exercise of warrants of the Issuer) shares of Common Stock outstanding as of December 31, 2023, as further described in the Issuer’s Registration Statement on Form S-1, as filed with the SEC on January 19, 2024.
(b) Each of the Reporting Persons shares voting and dispositive power over the Shares held directly by the Funds.
(c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in the shares of Common Stock during the past sixty days, inclusive of any transactions effected through 4:30 p.m., New York City time, on February 13, 2024. The information contained in Item 6 is incorporated herein by reference.
(d) Other than the Funds that directly hold the Shares, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information contained in Items 3, 4 and 5 is incorporated by reference herein, as applicable.
Non-Redemption Agreement
On December 26, 2023, the Issuer, LGM Enterprises, LLC and Thomas James Segrave, Jr. entered into an agreement (“Non-Redemption Agreement”) with the Funds, pursuant to which, among other things, Thomas James Segrave, Jr. agreed to transfer to the Funds 70,000 shares of Common Stock (the “Assigned Securities”) immediately following the consummation of the Issuer’s initial business combination, which was completed on December 27, 2023, as further described in the Issuer’s current report on Form 8-K, as filed with the SEC on December 27, 2023 and the Issuer’s current report on Form 8-K, as filed with the SEC on January 3, 2024.
The foregoing description of the Non-Redemption Agreement does not purport to be a complete description and  is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.
Amended and Restated Registration Rights Agreement
On December 26, 2023, in connection with the transfer of the Assigned Securities to the Company pursuant to the Non-Redemption Agreement, the Company agreed, upon the closing of the Issuer’s business combination, to become a party to the amended and restated registration rights agreement (the “A&R Registration Rights Agreement”) by and between the Issuer, EG Sponsor LLC (together, the “Existing Holders”) and the other parties listed under “New Holders” (the “New Holders”) on the signature page of the A&R Registration Rights Agreement, which includes the Funds. In accordance with the A&R Registration Rights Agreement, the Issuer granted the Existing Holders and the New Holders certain registration rights with respect to the registrable securities of the Issuer.
Among other things, certain shares of Class A Common Stock held by the New Holders, will be entitled to registration rights pursuant to A&R Registration Rights Agreement, requiring the Issuer to register such securities for resale. Pursuant to the A&R Registration Rights Agreement, the New Holders holding at least a majority-in-interest of the then-outstanding number of registrable securities held by the New Holders will be entitled to, among other things, make a written demand for registration under the Securities Act of all or part of their shares of Class A Common Stock (a “Demand Registration”). Under no circumstances shall the Issuer be obligated to effect more than an aggregate of five registrations pursuant to a Demand Registration by the New Holders, with respect to any or all registrable securities held by such holders. In addition, the New Holders will be entitled to “piggy-back” registration rights to certain registration statements filed following the business combination. The Issuer will bear all of the expenses incurred in connection with the filing of any such registration statements.

The foregoing description of the A&R Registration Rights Agreement does not purport to be a complete description and  is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.
Joint Filing Agreement
On February 13, 2024, the Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of this Schedule 13D (and any amendments thereto) with respect to the securities of the Issuer. Such Joint Filing Agreement is attached hereto as Exhibit 99.1.
Item 7. Material to Be Filed as Exhibits.
Exhibit Number
99.1	Joint Filing Agreement, dated February 13, 2024, by and between Third Point LLC and Daniel S. Loeb.
99.2
Power of Attorney granted by Daniel S. Loeb in favor of Jana Tsilman and Joshua L. Targoff, dated February 9, 2024, which was previously filed with the SEC on February 13, 2024 as Exhibit 99.2 to the Schedule 13G/A filed by Third Point LLC and Daniel S. Loeb with respect to Global Blue Group Holding AG and is incorporated herein by reference.

99.3	Non-Redemption Agreement, which was previously filed with the SEC on December 27, 2023 as Exhibit 10.1 to the Form 8-K filed by the Issuer and is incorporated herein by reference.
99.4	A&R Registration Rights Agreement, which was previously filed with the SEC on January 3, 2024 as Exhibit 10.2 to the Form 8-K filed by the Issuer and is incorporated herein by reference.

SIGNATURES
After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2024

THIRD POINT LLC

By:	/s/ Jana Tsilman
Name:	Jana Tsilman
Title:	Attorney-in-Fact

DANIEL S. LOEB

By:	/s/ Jana Tsilman
Name:	Jana Tsilman
Title:	Attorney-in-Fact

INDEX TO EXHIBITS
Exhibit Number	Description of Exhibits
99.1	Joint Filing Agreement, dated February 13, 2024, by and between Third Point LLC and Daniel S. Loeb.
99.2
Power of Attorney granted by Daniel S. Loeb in favor of Jana Tsilman and Joshua L. Targoff, dated February 9, 2024, which was previously filed with the SEC on February 13, 2024 as Exhibit 99.2 to the Schedule 13G/A filed by Third Point LLC and Daniel S. Loeb with respect to Global Blue Group Holding AG and is incorporated herein by reference.

99.3	Non-Redemption Agreement, which was previously filed with the SEC on December 27, 2023 as Exhibit 10.1 to the Form 8-K filed by the Issuer and is incorporated herein by reference.
99.4	A&R Registration Rights Agreement, which was previously filed with the SEC on January 3, 2024 as Exhibit 10.2 to the Form 8-K filed by the Issuer and is incorporated herein by reference.